MIPSolutions, Inc.
128 East Fairview Avenue
Spokane, Washington 99207

September 28, 2007

H. Christopher Owings
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

Request for Acceleration of Qualification
File No. 333-146052

Dear Mr. Owings:

MIPSolutions hereby requests acceleration of effectiveness of its registration statement on Form SB-2, File no. 333-146052. The Company requests qualification to be effective as of 9:00 a.m., Wednesday, October 3, 2007.

The Company acknowledges that:

* Should the Securities and Exchange Commission or its staff, acting pursuant to its delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or its staff, acting pursuant to its delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Edward A. Hunton
Secretary